Via Facsimile and U.S. Mail
Mail Stop 4720

September 22, 2009

John D. Finnegan
Chairman, President and Chief Executive Officer
The Chubb Corporation
15 Mountain View Road
Warren, New Jersey 07059

Re: The Chubb Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 2, 2009
File No. 001-08661

Dear Mr. Finnegan:

We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

Joel Parker
Accounting Branch Chief